

April 26, 2012

Via E-mail
Mr. Rajan Parmeswar
Vice President, Controller and Chief Accounting Officer
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

Re: Aetna, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-16095

Dear Mr. Parmeswar:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13.1 2011 Aetna Annual Report, Financial Report to Shareholders
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition and Allowance for Estimated Terminations and Uncollectable Accounts, page 25

1. Please provide us proposed disclosure to be included in future periodic reports that quantifies the percentages of the premiums and enrolled customers that are subject to the minimum medical loss ratio rebates and the amount of rebates you recorded against net revenues during 2011 and in what line item the rebate accrual is reflected in balance sheet. Furthermore, please also discuss how the medical loss ratio is calculated and used differently from the medical benefit ratio.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 73

2. You state here that you record your exposure to ASC guarantees when it becomes probable that an obligation has arisen under the terms of a guarantee. Please provide us your accounting analysis demonstrating how your policy complies with GAAP. In addition, tell us:
   - How your fees for contracts subject to these guarantees that you recognize over the period the service is provided are fixed or determinable as discussed in Staff Accounting Bulletin Topic 13.A.4. Revenue Recognition;
   - For each of the last three years, the portion of your ASC fees subject to guarantees and the maximum percentage range of these fees that is at risk for reimbursement; and
   - The amounts you accrued for the obligation at the end of each of the last three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant